FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    March 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

March 5, 2008	By: Cecil Bond Cecil Bond Chief Financial Officer

2

For Immediate Release: NR 08-08

EXETER SECURES STRATEGIC PARTNER AND EXPANDS CERRO MORO LAND POSITION

Vancouver, B. C., March 5, 2008 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to report that it has entered into a letter of intent with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz SE”), a company owned by the Government of Santa Cruz Province, Argentina.

The letter of intent (“LOI”) sets out the key terms of a strategic agreement between Exeter and Formicruz SE for the future development of Exeter’s 100% owned high grade gold-silver Cerro Moro project in Santa Cruz and provides access to Formicruz SE’s significant land holding around Cerro Moro.

Exeter and Formicruz SE will, subject to approval by the parties, enter into a detailed agreement which will include the following terms:

• Fomicruz SE will acquire a 5% interest in Exeter’s 176 square kilometre Cerro Moro project;

• Exeter will have the right to earn up to an 80% interest in 763 square kilometres of Fomicruz SE exploration properties (see map) adjoining the Cerro Moro project by incurring US$10 million in exploration expenditures over a number of years ;

• Exeter will fund all exploration and development costs of the Cerro Moro project and Fomicruz SE will repay an agreed amount of those costs from 50% of Formicruz SE’s share of net revenue from future operations; and

• Exeter will manage the exploration and potential future development on the properties.

Commenting on the agreement, Exeter’s Chairman, Yale Simpson said: “We are delighted to have reached agreement for the participation of Fomicruz SE in our Cerro Moro project. Fomicruz SE is a well established and respected mining and petroleum company owned by the Government of Santa Cruz. Both the Province and the project stand to benefit greatly from the introduction of a strong local partner who will assist in its development.

“Importantly, this agreement allows Exeter to significantly expand its land position around Cerro Moro. Our experience in identifying high grade gold-silver mineralization at Cerro Moro can be directly applied to the Fomicruz SE properties. We anticipate being able to identify drill targets on the Fomicruz SE acreage, especially those in the area adjoining our existing tenements, within a matter of months of the agreement being approved.

“We currently have three drill rigs at Cerro Moro, with a fourth rig due next month. Extensive metallurgical testwork is underway, and infrastructure studies are planned to commence in the second half of the year. To facilitate the rapid advancement of Cerro Moro, we are also establishing an office in Puerto Deseado.”

Miguel Ferro, Fomicruz SE’s President said: “We look forward to being a partner in the Cerro Moro project, and to having Exeter’s exploration expertise applied to our properties. Our experience in the Santa Cruz resource industry, including our investment in the nearby Cerro Vanguardia mine, will help facilitate the rapid development of the Cerro Moro project. This project will bring significant benefits to the people of nearby communities, including the town of Puerto Deseado.”

To enlarge the above map, please click on it

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

The Cerro Moro Gold-Silver Project in Santa Cruz Province, Argentina is generating high grade to 'bonanza grade' drilling results from an extensive epithermal vein system, located 130 kilometres (80 miles) east of the Cerro Vanguardia gold mine. Drilling will continue through 2008 using as a minimum three drill rigs. Our focus is to establish a high grade gold-silver resource amenable to open pit mining.

In Chile, the Company has a major drilling program underway on its Caspiche gold porphyry project, located between the Refugio mine (Kinross Mining Corp) and the giant Cerro Casale gold project (Barrick Gold Corp and Kinross Mining Corp).

As a result of political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company has filed suit in the Mendoza Courts to challenge the constitutionality of new legislation, which has the effect of banning conventional mining in the province. The Company will continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

In 2008, Exeter will drill other gold-silver targets in prospective regions of Patagonian Argentina and Chile. The Company gained a broad foothold in the region through separate strategic alliances with Cerro Vanguardia S.A. (an AngloGold Ashanti subsidiary), and Rio Tinto Mining and Exploration Chile.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to vary from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the forward-looking statements include, among others, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2006, dated April 2, 2007 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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